Huaneng Power International, Inc.
Huaneng Building
No.4 Fuxingmennei Street
Xicheng District, Beijing 100031 PRC

Via EDGAR and Facsimile

October 13, 2010

Yong Kim
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549, USA
Facsimile Number: +1 (202) 772-9203

Re:	Huaneng Power International, Inc.
Form 20-F for the Fiscal Year Ended December 31, 2009
Filed April 19, 2010
File No. 1-13314

Dear Ms. Kim:

We refer to your comment letter dated September 3, 2010 regarding the Form 20-F of Huaneng Power International, Inc. for the fiscal year ended December 31, 2009 filed with the United States Securities and Exchange Commission (the “Commission”) on April 19, 2010 with the file number 1-13314 (the “Comment Letter”).  We received the Comment Letter via regular mail on September 13, 2010.  Set forth below are our responses to your comments raised in you letter. For your convenience, we have also restated your comments below in italics.

1. Consolidation, p. F-14

We note that you apply the purchase method in accounting for acquisitions from common control shareholders.  Please explain to us how you determined that you should account for these common control acquisitions using the purchase method as opposed to historical cost accounting.  In doing so, please tell us the substance of and reasons for these acquisitions.

Huaneng Power International, Inc. (the “Company” or “HPI”) prepared consolidated financial statements under IFRS ever since its public offering and listing in Hong Kong in 1998. HPI acquired various subsidiaries and businesses from China Huaneng Group (ultimate parent company) and Huaneng International Power Development Corporation (immediate parent company) that qualified as common control business combinations.  Such transactions are excluded from the scope of IFRS 3R (previously IFRS 3 and IAS 22).  Therefore, historically and also to date, IFRS permits a policy choice for transfers of businesses under common control, either at fair value basis as a purchase acquisition or at carryover basis from predecessor as long as such policies are applied consistently.

In the absence of specific IFRS guidance, the Company considered several relevant factors to determine the appropriate accounting policy for such transactions. The Company chose purchase accounting instead of predecessor accounting based on the following rationale and has been applying this policy consistently over the years:

•	Minority shareholders’ approval and fair value based transfer price.

In accordance with the listing rules of the Hong Kong Stock Exchange, companies are required to engage independent financial advisors and to obtain minority shareholders’ approval for significant acquisitions with connected party. Therefore when the Company conducted its first common control business combination after its public offering and listing in Hong Kong, the Company had to obtain the fair value of business acquired, and decided to adopt purchase method of accounting on that basis. Such accounting policy election was also made in consideration of the participation of minority interest in the decision-making process. The use of fair value is considered to be the most appropriate accounting treatment to reflect the effects of the transactions, and to address the information needs of all shareholders.

In addition, the fair value established the basis for the transaction price with parent company, the transferor of such businesses to HPI. In determining the purchase consideration for its significant business combinations, the Company had engaged its own financial advisors in the process.  The fair value of the assets acquired was objectively and contemporarily determined by independent valuers.  The purchase consideration was then evaluated by independent financial advisors and independent directors.

•	Minimization of GAAP differences with old PRC GAAP in earlier historical financial reporting periods.

As a PRC incorporated company, the Company must maintain statutory books and records on a PRC GAAP basis.  IFRS adjustments in prior years were made through journal entries.  Unless dissolved entirely, the Company must file PRC GAAP financials even if it were to de-list from all stock exchanges where its shares are currently traded.  Therefore, when considering the accounting treatment for business combination under common control, management considered old PRC GAAP accounting requirements that were effective during the earlier historical financial reporting periods. Before the implementation of new PRC GAAP in 2007, old PRC GAAP required a method similar to purchase accounting for all acquisitions of businesses regardless of whether those transactions were with independent third parties or common control parent company.  In order to minimize GAAP differences between old PRC GAAP and IFRS in those earlier historical financial reporting periods, the Company elected the purchase accounting method that was permitted under IFRS.

2. Segment, p. F-38

We note that your operating and reportable segments consist of your power segment and an all other segment.  Considering you entered into the Singapore power market with your fiscal 2008 acquisition of Tuas Power, please clarify why your Singapore power business does not represent an operating and/or reportable segment.  For instance, it is unclear to us why your

Singapore power business does not meet the operating segment criteria in paragraph 5 of IFRS 8.

Based on the assessment made during 2009, Singapore operations (including related goodwill arising from the acquisition of Tuas Power) met all the criteria set out in paragraph 5 of IFRS 8 and qualified as an operating segment. In 2009 annual filing, the Singapore operating segment was aggregated with China power operating segment and formed an individual reportable segment, “power segment”.  The aggregation was made based on the following rationale:

•
Singapore operating segment did not meet any of the quantitative thresholds described under paragraph 13 of IFRS 8 in terms of its contribution to combined reported revenue, combined reported profit and combined assets;

•	Singapore operating segment shared similar economic characteristics in terms of long-term gross margin based on their budget and historical gross margin; and

•
the nature of Singapore operating segment shared similar qualitative characteristics in terms of products provided (power); nature of production process (primarily power generation); type of customers (primarily power grid); method used to distribute their products (through local power grid); and regulatory environment (in terms of requirements on obtaining generation licenses and approvals for constructing and operating power plants and subject to environmental protection laws and regulations) as set out in paragraph 12 of IFRS 8.

3. Impairment on PP&E, p. F-44

We note that you recorded RMB630 million of asset impairment charges related to shutdowns of generators at your Xindian and Weihai plants.  Please tell us and disclose in greater detail in future filings the events and circumstances that led to the recognition of your impairment losses, including the reasons for the generator shutdowns.  See paragraph 130 of IAS 36.

In relation to impairment loss of RMB630 million recorded in 2009 as a result of shutdown of generators of Xindian and Weihai power plants, the shutdown was done in line with the State policy on closing down small-scale generators and constructing and operating large-scale generators as a result of efficiency and environmental protection concerns.  As such, impairment assessment was performed on these two power plants and impairment loss was recorded accordingly.

The Company will elaborate in more details on the events and circumstances leading to impairment in its future filings as following:

“In line with the State policy on closing down small-scale generators and constructing and operating large-scale generators as a result of efficiency and environmental protection concerns, certain generators of Xindian and Weihai power plants have been shutdown. Impairment losses of related property, plant and equipment amounting to RMB550 million and RMB80 million has been recorded based on fair value less costs to sell assessed by an independent valuer.”

4. Investments in associates, p. F-45

We note that you account for your investment in SEI using the equity method of accounting despite only holding a 9.08% equity interest in the entity.  In accordance with paragraph 37 of IAS 28, please tell us and disclose in future filings the reasons why the presumption that an investor does not have significant influence is overcome if the investor holds, directly or indirectly through subsidiaries, less than 20% of the voting or potential voting power of the investee but concludes that it has significant influence.  Please tell us the percentage equity interest of SEI held by your associate SEG, your SEI investment balance at December 31, 2009 and your share of SEI's profit or loss for fiscal 2009.

In relation to the nature of investment in SEI, the Company has disclosed its assessment on why SEI is regarded as an associate of the Company on page F-46. As SEI was a subsidiary of SEG, one of the Company’s associates, the Company considered it had significant influence in SEG and its subsidiaries.

More specifically, the presumption that an investor does not have significant influence when its interest is less than 20% is overcome based on the following evidence:

•
SEG held 63.74% equity interest in SEI and exercises control over this investee.  Taking into account of this indirect holding through SEG and the Company’s direct holding of 9.08%, the Company effectively held 25.02% in SEI.  Please refer to Appendix A for details of the shareholding structure and relationship among HPI, SEG and SEI; and

•
out of 9 directors in the board of SEI, the Company has appointed 2 directors, including 1 acting as the vice-chairman.  Through the appointment of directors, the Company exercised significant influence in the operating and financial policies of SEI.  In addition, the Company also appointed 2 supervisors sitting in the supervisory committee of SEI as part of the corporate governance oversight.

As of December 31, 2009 and for the year then ended, SEI investment balance and share of profit of SEI by the Company (9.08%) amounted to approximately RMB1.69 billion and RMB177 million, respectively.

5. Annual impairment test on goodwill, p. F-54

Please disclose in future filings the information required by paragraph 134(f) of IAS 36 for each cash generating unit to which a significant amount of goodwill is allocated, or tell us why you do not believe this disclosure would be beneficial to your investors in assessing the sensitivity of your goodwill to future impairments.  Please show us what these disclosures would have looked like for the historical periods presented in this filing.

Goodwill arising from acquisition of Tuas Power accounted for approximately 94% of the consolidated goodwill (RMB10.9 billion out of RMB11.6 billion) which is evaluated for annual impairment in its own CGU.  At the end of the year of 2009, the Company performed annual impairment testing, including related sensitivity analysis on each CGU with allocated goodwill. Management does not consider there would be impairment loss derived from any reasonably possible change on key assumptions of that relating to Tuas Power.  The remaining RMB0.7 billion goodwill consists of numerous individual goodwill with immaterial amounts allocated to different CGUs, of which reasonably possible changes to key assumptions may only cause impairment to some of these goodwill amounts. In addition, taking into account the general profitability in 2009 and positive expectation going forward (contrasted to 2008 when more uncertainty existed), the Company does not believe that minimal sensitivity disclosures in its 2009 annual filing would significantly affect investors’ decision-making results.

Should disclosure be elaborated in 2009, the statement would be: “Management believes that any reasonably possible change in any of these key assumptions on which recoverable amounts of individual CGUs are based would not cause any significant goodwill impairment to the total consolidated carrying amount.”

*           *           *

The Company acknowledges the following to the Commission:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me by phone at +8610-63226999 or by facsimile at +8610-66412321 if you have any questions.

Sincerely,

By:	/s/ Gu Biquan
Gu Biquan
Vice President and Secretary to the Board Huaneng Power International, Inc.

Appendix A

Shareholding structure of HPI on SEI